UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THE SOURCE INTERLINK COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

836151209

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies, LLC

9130 W. Sunset Blvd

Los Angeles, California  90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.                           Security and Issuer.

This Amendment No. 4 relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Source Interlink Companies, Inc., a Delaware corporation (“Source” or the “Issuer”).  The principal executive offices of Source are located at 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to add the following as the penultimate paragraph thereof:

In addition, on May 14, 2007, Source announced that Source, Consumer Source, Inc. (“Consumer”) and PRIMEDIA, Inc. (“PRIMEDIA”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) governing the purchase by Source of all of the issued and outstanding capital stock of PRIMEDIA Enthusiast Media,  Inc. (“PEM”).  Under the terms of the Purchase Agreement, Source would acquire 100% of the outstanding capital stock of PEM from Consumer for $1,177,900,000 in cash, subject to adjustment for changes in working capital (the “Transaction”).  Concurrently, and in connection with entering into the Purchase Agreement, one of the Reporting Persons, AEC Associates, LLC (“AEC Associates”), entered into a lockup agreement (the “Lockup Agreement”) with Source.  In addition, The Yucaipa Companies LLC (“Yucaipa”) delivered to Source an equity commitment letter (the “Commitment Letter”).  Yucaipa is an affiliate of AEC Associates.

Under the terms of the Lockup Agreement, AEC Associates has agreed not to transfer any shares of Source’s Common Stock that it beneficially owns until the closing of the Transaction or the termination of the Purchase Agreement, whichever occurs first.

The Commitment Letter contemplates Yucaipa making an additional investment in Source’s securities of up to $100 million under certain circumstances.  The terms of the securities to be purchased will be established by a committee of independent Source directors.  The obligations of Source and Yucaipa under the Commitment Letter terminate at the closing of the Transaction or the termination of the Purchase Agreement, whichever occurs first.

PRIMEDIA and Consumer are third party beneficiaries of the Commitment Letter and the Lockup Agreement.

In connection with the delivery of the Commitment Letter, Yucaipa and Source entered into a letter of intent on May 14, 2007 (the “Letter of Intent”), which sets forth the terms on which Yucaipa proposes to fund the equity commitment.  It is a condition to the funding of such equity commitment that the terms of the funding be approved by a committee of independent directors of Source.  Source may seek other sources of equity support in lieu of the Yucaipa commitment.

The Reporting Persons intend to review their investment in Source from time to time and, depending upon the price and availability of Source’s securities, subsequent developments affecting Source, Source’s business, opportunities and prospects and other factors deemed relevant, the Reporting Persons may decide (in addition to any securities that may be purchased pursuant to the Commitment Letter) to increase or decrease the size of their investment in Source (including through additional purchases from the Company or third parties) and the Reporting Persons may also decide from time to time to engage in discussions or negotiations regarding potential strategic transactions involving Source or other companies involved in distribution, media or other businesses.

The descriptions of the Commitment Letter, Lockup Agreement, and Letter of Intent contained in this Item 4 are qualified in their entirety by copies of such agreements listed as Exhibits 9, 10 and 11 hereto and incorporated herein by reference.

Item 7.                           Material Exhibits to be Filed.

Item 7 of the Schedule 13D is amended to add references to new Exhibits 9, 10, 11, 12 and 13 as follows:

Exhibit No.	Description of Exhibit

9

Letter dated May 13, 2007 from The Yucaipa Companies, LLC addressed to Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

10

Lock Up Agreement dated May 13, 2007 between AEC Associates, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

11

Letter of Intent dated May 14, 2007 between The Yucaipa Companies, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

12	Press Release of Source Interlink Companies, Inc. dated May 14, 2007, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

13

Agreement to File Amendment No. 4 to Schedule 13D Jointly, dated May 15, 2007, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 15, 2007	AEC ASSOCIATES L.L.C.
By: Yucaipa One-Stop Partners, L.P. Its: Managing Member

	By:	/s/ ROBERT P. BERMINGHAM
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: May 15, 2007	YUCAIPA ONE-STOP PARTNERS, L.P

By: Yucaipa AEC Associates, L.L.C. Its: General Partner

	By:	/s/ ROBERT P. BERMINGHAM
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: May 15, 2007	YUCAIPA AEC ASSOCIATES, LLC

By: OA3, LLC Its: Managing Member

	By:	/s/ ROBERT P. BERMINGHAM
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: May 15, 2007	OA3, LLC

	By:	/s/ ROBERT P. BERMINGHAM
Name: Robert P. Bermingham Its: Vice President and Secretary

Dated: May 15, 2007	RONALD W. BURKLE

	By:	/s/ RONALD W. BURKLE
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1

Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC incorporated by reference to Exhibit 2.1 of Source’s Current Report on Form 8-K filed with the Securities and Exchange Commission on Wednesday, November 24, 2004.

2

Form of Stockholder’s Agreement by and among Source Interlink Companies, Inc. and AEC Associates, L.L.C., incorporated by reference to Exhibit No. 4 of Schedule 13D filed by Alliance Entertainment Corp., AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, with the Securities and Exchange Commission on Tuesday, November 30, 2004.

3

Agreement to File Amendment No. 1 to Schedule 13D Jointly, dated March 8, 2005, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

4	Press Release dated March 2, 2006.

5

Agreement to File Amendment No. 2 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

6	Consulting Agreement dated February 28, 2005 between the Issuer and Yucaipa, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on March 4, 2005 (File No. 001-13437).

7	Press Release dated November 13, 2006.

8

Agreement to File Amendment No. 3 to Schedule 13D Jointly, dated November 13, 2006, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).

9

Letter dated May 13, 2007 from The Yucaipa Companies, LLC addressed to Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

10

Lock Up Agreement dated May 13, 2007 between AEC Associates, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

11

Letter of Intent dated May 14, 2007 between The Yucaipa Companies, LLC and Source Interlink Companies, Inc., incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

12	Press Release of Source Interlink Companies, Inc. dated May 14, 2007, incorporated by reference to Current Report on Form 8-K, as filed with the SEC on May 16, 2007 (File No. 001-13437).

13

Agreement to File Amendment No. 4 to Schedule 13D Jointly, dated May 15, 2007, by and among AEC Associates, L.L.C., Yucaipa One-Stop Partners, L.P., Yucaipa AEC Associates, L.L.C., OA3, LLC and Ronald W. Burkle, as required by Rule 13d-1(k).